Exhibit 99.1

No. 03/08

IAMGOLD ANNOUNCES $ 18 MILLION COST IMPROVEMENT PROGRAM AT ROSEBEL

Toronto, Ontario, February 6, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announces the Board of Directors’ approval of an $18.4 million investment for an expansion of the Rosebel Mill. The expansion allows for an increase in the annual life of mine production from approximately 275,000 ounces per year to 300,000 to 305,000 ounces per year and a reduction in direct cash costs of approximately $35 per ounce. This increases the mill throughput from 8 million tonnes per year of ore to 8.9 million tonnes per year while adding sufficient operational flexibility to increase throughput by a further 15% to 25% should mine site and economic conditions support the use of the excess capacity.

The mill expansion eliminates the need for stockpiles, and through the installation of extra leach tanks to increase residence time, will boost metallurgical recovery from 94% to 95%.

“This program will continue to improve production from Rosebel and bring down cash costs at the operation, resulting in a reduction of our overall cash costs,” stated Joseph Conway, President & CEO.  “Rosebel is our largest and most significant operation and there is considerable value yet to be realized there.  We continue to evaluate and initiate programs to expand the margins, convert existing resources and discover more ounces.”

The $26 million Rosebel Mill optimization, announced in July 2007, will be completed in November of this year.  This optimization enables production rates to be maintained as more hard rock is fed into the mill. In 2008, $15 million remains to be spent on the optimization.  The $18.4 million investment is planned for 2008, with results having an impact on production and costs beginning in 2009.

Concurrent with mill expansion is the redesign of the existing mine plan which eliminates marginal ore and reduces the life of mine strip ratio from 4 to 3.5 while maintaining the mine reserve grade at 1.2 grams/tonne. The impact of the lower strip ratio and the reduction of marginal material in the mine plan will reduce the current mine life by one year but the significant increase in profitability offsets the potential loss of production.

The Company is also spending $9.8 million in exploration and development which includes 26,000 meters of infill drilling for reserves development and resource conversion and 35,000 meters to delineate additional resources on known targets. The focus of this program is to increase overall mine grade and grow resources.

Further mine engineering work is also ongoing for an expansion in mine production capacity through an increase in the size of the mining fleet.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains certain “forward-looking statements”. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD or statements as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute forward-looking statements. The words "expect", “plan”, "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold and currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: 416-360-4710 Toll-free: 1- 888-IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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